OMB APPROVAL
OMB Number: 3235-0058 Expires: October 31, 2018 Estimated average burden hours per response 2.50

SEC File Number 333-201314

CUSIP Number 42249H 10 5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
Form 12b-25
Notification of Late Filing
(Check one):	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q
		[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR
For Period Ended June 30, 2017
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the transition period ended __________
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________________

PART I - REGISTRANT INFORMATION
Heavenstone Corp.
Full Name of Registrant

Former Name, if Applicable
17800 Castleton Street, Suite 300
Address of Principal Executive Office (Street and Number)
City of Industry, California 91748
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b25(b), the following should be completed. (Check appropriate box).
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.
Registrant is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ended June 30, 2017, by the prescribed filing due date, inasmuch as Registrant’s independent auditor has not yet completed its audit of Registrant’s financial statements to be included in the Form 10-K.
PART IV - OTHER INFORMATION
1.	Name and telephone number of person to contact in regard to this notification.
William E. Sluss	(626)	581-3335
(Name)	(Area Code)	(Telephone Number)
2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).
[X] Yes	[ ] No
3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes	[X] No

HEAVENSTONE CORP.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: September 28, 2017.	HEAVENSTONE CORP.
By:	/s/ WILLIAM E. SLUSS
William E. Sluss Chief Financial Officer [Principal Accounting Officer]